BRAZIL MINERALS, INC.

324 South Beverly Drive, Suite 118

Beverly Hills, California 90212

January 30, 2013

BY EDGAR

Mark P. Shuman, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Brazil Minerals, Inc., formerly Flux Technologies, Corp. (the “Company”)

Current Report on Form 8-K Filed: December 26, 2012 (the “8-K”)

File No. 333-1780624

Dear Mr. Shuman:

Reference is made to your comment letter, dated January 22, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter followed by the Company’s response thereto:

Comment: You appear to have been a shell company before the transaction. See Exchange Act Rule 12b-2, and for guidance, refer to Section II.A.3 of SEC Release No. 34-52038. Please provide us with a legal analysis regarding whether you ceased being a shell company after the transaction. Ensure that your analysis addresses whether you acquired an operating business or more than nominal assets. For guidance, refer to Section II.D.3 of SEC Release No. 34-52038.

Response: The Company believes that at no time from its inception until December 18, 2012, the date that the Company consummated the transactions described in the 8-K, the Company was a shell company. The Company further believes that at all times since December 18, 2012 the Company has also not been a shell company. Therefore, the Company believes that it did not “cease” to be a shell company by virtue of the December 18, 2012 transactions since it was not a shell company prior to that date.

Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 defines a “shell company” as a company, other than an asset-backed issuer, with:

  no or nominal operations; and
  either:
▪	no or nominal assets;
▪	assets consisting solely of cash and cash equivalents; or
▪	assets consisting of any amount of cash and cash equivalents and nominal other assets.

The conditions for being a shell company set forth in the above definition are in the conjunctive. Therefore, if a company has operations at a particular time and such operations are not nominal, the company should not be considered to be a shell company at that time, notwithstanding the amount or type of assets it has at the time.

Enclosed herewith is a signed Affirmation of the sole director and officer of the Company from its inception until December 18, 2012. Based on the statements contained therein the Company believes that at all times from its inception until December 18, 2012 the Company had operations and such operations were not nominal.

As reported in the 8-K, on December 18, 2012 the Company acquired certain mineral property interests in exchange for a number of shares of common stock of the Company equal to 51% of the outstanding shares of common stock giving effect to all of the transactions consummated on December 18, 2012. The Company believes that the property interests acquired had and continue to have substantial value and therefore are more than nominal. The Company also believes that since December 18, 2012 it has at all times had more than nominal operations. Therefore, the Company believes that at all times since December 18, 2012 the Company has not been a shell company.

Based on the foregoing, the Company believes that the disclosure in the 8-K was in compliance with the applicable requirements of Form 8-K.

We hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marc Fogassa

Marc Fogassa

Chief Executive Officer

AFFIRMATION

Iryna Antaniuk, states as follows:

1.	I was among other things, the sole director, President, Chief Executive Officer, Chief Financial Officer and Treasurer of Flux Technologies, Corp., a Nevada corporation (the “Company”) from its inception on December 15, 2011 until my resignation from all of such positions on December 18, 2012.
2.	From the date of inception until the date of my resignation, the Company was engaged in the business of providing 3D animation services for customers and marketing such services.
3.	On February 17, 2012 the Company entered into a Professional Services Agreement with Paliwa Spolka, pursuant to which the Company produced and delivered to the client an animation which demonstrated the visual impact of a commercial building.
4.	A DVR containing animation and still image files for the building was delivered to the client on June 7, 2012. The client made two payments to the Company totaling $4,900 in fulfillment of the contract.
5.	From June 2012 until my resignation, I devoted a significant amount of time to develop the Company’s business, research the 3D animation market and to look for potential customers. I contacted numerous businesses in Poland to offer the Company’s services and potentially negotiate additional service agreements. In November, 2012 I attended the international trade exhibition for 3D technology industry “3D Poland”, which was held in Lublin Poland, where I had an opportunity to attend educational 3D seminars and workshops and to look for potential business opportunities.
6.	Even though numerous phone calls were placed to various Polish businesses they did not materialize into potential customers and strategic partners or additional service agreements. Among the businesses and people I contacted were CEG-BUD Sp. z o.o.,EL-MARK Usługi Elektroinstalacyjne Marek Groszek , Biuro Handlowo Usługowe Mjn Janusz Nowak Wolsztyn, Zakład Produkcyjno Montażowy Robót Elektroenergetycznych i Gazowych Elpromont, Zakład Usługowo Handlowy Marcin Kotlarski , INPOOL P.W. Bogdan Wrzosek, P.U.H.P.EKO-TECH Sławomir Jaskulski, A.Michalak MKWADRAT Autorska PracowniaArchitektury, Materiały Budowlane Oriko Polska Sp. z o. o.
7.	I did not abandon my plan to have the market 3D animation services until the Acquisition Agreement among the Company, me and Brazil Mining, Inc. was consummated on the date of my resignation.

_/s/ Iryna Antaniuk_________________

Iryna Antaniuk